Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Earnings:
Income (loss) from continuing operations before income taxes	$50.7	$56.7	$194.5	$86.6
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.1)	(0.5)	0.3	0.2
Fixed charges	21.8	19.5	63.4	114.4
Earnings (loss)	$72.4	$75.7	$258.2	$201.2
Fixed charges:
Interest expense, including debt discount amortization	17.5	14.5	$49.7	$48.7
Amortization of debt issue cost	1.0	1.0	3.0	3.3
Loss on early extinguishment of debt	—	0.7	0.7	52.6
Portion of rental expense representative of interest factor (assumed to be 33%)	3.3	3.3	10.0	9.8
Fixed charges	$21.8	$19.5	$63.4	$114.4
Ratio of earnings to fixed charges	3.3	3.9	4.1	1.8
Amount of earnings deficiency for coverage of fixed charges	$—	$—	$—	$—

Calculation excluding loss on early extinguishment of debt:
Ratio of earnings to fixed charges	3.3	4.0	4.1	2.4
Amount of earnings deficiency for coverage of fixed charges	$—	$—	$—	$—